                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

     ----------------------------------------------------------------------

                                    FORM 11-K
                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                        FOR THE TWELVE-MONTH PERIOD ENDED
                                DECEMBER 31, 1997
     -----------------------------------------------------------------------

For the twelve-month period ended December 31, 1997.
Commission file number: 1-4188


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     RUBBERMAID RETIREMENT PLAN FOR COLLECTIVELY-BARGAINED ASSOCIATES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     Rubbermaid Incorporated
     1147 Akron Road
     Wooster, Ohio 44691-6000

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      RUBBERMAID RETIREMENT PLAN FOR
                                      COLLECTIVELY-BARGAINED ASSOCIATES



Dated:  June 26, 1998                  /s/ William R. Connor
                                      ------------------------
                                       William R. Connor

[KPMG Peat Marwick LLP Letterhead]



                          INDEPENDENT AUDITORS' CONSENT
                          -----------------------------



The Board of Directors
Rubbermaid Incorporated:

We consent to incorporation by reference in the registration statement (No. 33-61817) on Form S-8 of Rubbermaid Incorporated of our report dated June 17, 1998, relating to the statements of assets available for benefits of the Rubbermaid Retirement Plan for Collectively-Bargained Associates as of December 31, 1997 and 1996, and the related statement of changes in assets available for benefits for the year ended December 31, 1997, which report appears in the December 31, 1997 annual report on Form 11-K of Rubbermaid Incorporated.


KPMG Peat Marwick LLP


/s/ KPMG Peat Marwick LLP



Cleveland, Ohio
June 23, 1998

[KPMG PEAT MARWICK LLP LOGO]



RUBBERMAID RETIREMENT PLAN FOR
COLLECTIVELY-BARGAINED ASSOCIATES

Financial Statements

December 31, 1997 and 1996


(With Independent Auditors' Report Thereon)

                         RUBBERMAID RETIREMENT PLAN FOR
                        COLLECTIVELY-BARGAINED ASSOCIATES


                                Table of Contents
                                -----------------







Independent Auditors' Report

Statements of Assets Available for Benefits, with Fund Information
    December 31, 1997 and 1996

Statement of Changes in Assets Available for Benefits, with Fund Information
    Year ended December 31, 1997

Notes to Financial Statements

[KPMG PEAT MARWICK LLP LETTERHEAD]



                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------



Plan Administrator of
Rubbermaid Retirement Plan for
   Collectively-Bargained Associates:

We have audited the accompanying statements of assets available for benefits of the Rubbermaid Retirement Plan for Collectively-Bargained Associates (Plan) as of December 31, 1997 and 1996, and the related statement of changes in assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements of the Plan taken as a whole. The Fund Information in the statements of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The supplemental Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ KPMG Peat Marwick LLP


Cleveland, Ohio
June 17, 1998

                         RUBBERMAID RETIREMENT PLAN FOR
                        COLLECTIVELY-BARGAINED ASSOCIATES

        Statement of Assets Available for Benefits, with Fund Information

                                December 31, 1997



                                                            Participant Directed
                                 ---------------------------------------------------------------------------
                                                                                      Spartan
                                   Equity      Fixed         Stable                 U.S. Equity     Fidelity
                                   Index       Income         Value        Stock       Index         Puritan
                                    Fund        Fund          Fund          Fund       Fund           Fund
                                 ----------   ----------   ----------   ----------   ----------   ----------
Assets:
   Investments, at fair value:
     Plan interest in investments
       of the Rubbermaid
       Master Trust              $        -            -   61,920,313            -   46,001,069    7,538,652

   Receivables:
     Employer contribution                -            -            -            -            -            -
     Participant contribution             -            -            -            -            -            -
                                 ----------   ----------   ----------   ----------   ----------   ----------
              Assets available
                for benefits     $        -            -   61,920,313            -   46,001,069    7,538,652
                                 ==========   ==========   ==========   ==========   ==========   ==========

See accompanying notes to financial statements.

                                   Participant Directed
-----------------------------------------------------------------------------------------------
                              Fidelity      Fidelity     Rubbermaid
  Fidelity                    Small Cap    Diversified    Unitized
  Magellan      Fidelity      Selector    International    Stock          Loan                     Combined
   Fund        Contrafund       Fund          Fund          Fund          Fund         Other         Funds
-----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------




  9,383,678     6,730,232     1,038,715     3,021,570       984,567     1,643,007             -   138,261,803


          -             -             -             -             -             -     1,704,538     1,704,538
          -             -             -             -             -             -       333,336       333,336
-----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------

  9,383,678     6,730,232     1,038,715     3,021,570       984,567     1,643,007     2,037,874   140,299,677
===========   ===========   ===========   ===========   ===========   ===========   ===========   ===========

                         RUBBERMAID RETIREMENT PLAN FOR
                        COLLECTIVELY-BARGAINED ASSOCIATES

        Statement of Assets Available for Benefits, with Fund Information

                                December 31, 1996



                                                                    Participant Directed
                                                -------------------------------------------------------
                                                  Equity         Fixed        Stable
                                                  Index         Income         Value        Stock
                                                   Fund          Fund          Fund          Fund
                                                -----------   -----------   -----------   -----------
Assets:
   Investments, at fair value:
     Plan interest in investments of the
       Rubbermaid Master Trust                  $31,823,616     3,863,162   100,210,250     1,728,946

   Receivables:
     Employer contribution                                -             -             -             -
                                                -----------   -----------   -----------   -----------
                Assets available for benefits   $31,823,616     3,863,162   100,210,250     1,728,946
                                                ===========   ===========   ===========   ===========


                                                     Participant Directed
                                                   -------------------------

                                                      Loan                       Combined
                                                      Fund           Other        Funds
                                                   -----------   -----------   -----------
Assets:
   Investments, at fair value:
     Plan interest in investments of the
       Rubbermaid Master Trust                       1,823,586             -   139,449,560

   Receivables:
     Employer contribution                                   -     3,521,764     3,521,764
                                                   -----------   -----------   -----------
                Assets available for benefits        1,823,586     3,521,764   142,971,324
                                                   ===========   ===========   ===========

See accompanying notes to financial statements.

                         RUBBERMAID RETIREMENT PLAN FOR
                        COLLECTIVELY-BARGAINED ASSOCIATES

  Statement of Changes in Assets Available for Benefits, with Fund Information

                          Year ended December 31, 1997




                                                                      Participant Directed
                                        -------------------------------------------------------------------------------------------

                                                                                                          Spartan
                                           Equity          Fixed           Stable                       U.S. Equity     Fidelity
                                            Index          Income          Value           Stock           Index         Puritan
                                            Fund            Fund           Fund            Fund            Fund            Fund
                                        ------------    ------------    ------------    ------------    ------------   ------------
Additions to assets attributed to:
   Excess (deficiency) of net proceeds
     over market value at beginning
     of year:
       Aggregate proceeds               $ 53,126,391       5,047,410      68,348,685       1,168,430      13,737,185         35,585
       Aggregate cost                     36,354,301       5,060,157      68,089,273         666,518      13,387,798         35,517
                                        ------------    ------------    ------------    ------------    ------------   ------------

             Net excess (deficiency)      16,772,090         (12,747)        259,412         501,912         349,387             68

   Net change in unrealized appreciation
      (depreciation) of securities        (8,822,382)         33,390       1,782,527      (1,188,831)      2,720,642         14,726
   Dividends                                       -         171,935       1,605,662          28,926         560,548        228,734
   Interest                                   11,725           1,705       1,808,149             613          15,622          1,965
   Loan repayments                           171,453          15,033         571,463             662          74,409          6,190
                                        ------------    ------------    ------------    ------------    ------------   ------------

                                           8,132,886         209,316       6,027,213        (656,718)      3,720,608        251,683

   Contributions:
     Employer contribution                   777,152         244,384       2,420,433          22,702               -              -
     Participant contributions               104,007           4,051         451,747           1,592         131,364         20,439
                                        ------------    ------------    ------------    ------------    ------------   ------------

                                             881,159         248,435       2,872,180          24,294         131,364         20,439
                                        ------------    ------------    ------------    ------------    ------------   ------------

             Total additions               9,014,045         457,751       8,899,393        (632,424)      3,851,972        272,122

Deductions from assets attributed to:
   Benefits paid to participants           2,413,794          67,168      20,248,445         138,923         129,746         26,977
   Loan disbursements                        330,258          29,549         410,122          17,731          62,939          3,799
   Miscellaneous                              47,365           9,662         146,539           1,526               -              -
                                        ------------    ------------    ------------    ------------    ------------   ------------

             Total deductions              2,791,417         106,379      20,805,106         158,180         192,685         30,776
                                        ------------    ------------    ------------    ------------    ------------   ------------

             Net increase (decrease)
               prior to transfers          6,222,628         351,372     (11,905,713)       (790,604)      3,659,287        241,346

Net transfers (to) from other plans         (102,782)         (8,292)        (46,139)         (2,899)           (151)           (42)
Interfund transfers                      (37,943,462)     (4,206,242)    (26,338,085)       (935,443)     42,341,933      7,297,348
                                        ------------    ------------    ------------    ------------    ------------   ------------

             Net increase (decrease)     (31,823,616)     (3,863,162)    (38,289,937)     (1,728,946)     46,001,069      7,538,652

Assets available for benefits:
   Beginning of year                      31,823,616       3,863,162     100,210,250       1,728,946               -              -
                                        ------------    ------------    ------------    ------------    ------------   ------------

   End of year                            $        -               -      61,920,313               -      46,001,069      7,538,652
                                        ============    ============    ============    ============    ============   ============

See accompanying notes to financial statements.

                                             Participant Directed
  -----------------------------------------------------------------------------------------------------------

                                   Fidelity         Fidelity       Rubbermaid
     Fidelity                      Small Cap       Diversified      Unitized
     Magellan       Fidelity       Selector       International       Stock          Loan                          Combined
      Fund         Contrafund        Fund             Fund            Fund           Fund           Other            Funds
  ------------    ------------    ------------    ------------    ------------   ------------    ------------    ------------




       144,609         100,661           8,879         305,455         854,870              -               -     142,878,160
       147,580         100,803           9,397         307,865         459,746              -               -     124,618,955
  ------------    ------------    ------------    ------------    ------------   ------------    ------------    ------------

        (2,971)           (142)           (518)         (2,410)        395,124              -               -      18,259,205


      (225,435)       (499,621)        (49,883)        (51,963)        475,946              -               -      (5,810,884)
       396,982         555,193          59,908         115,514               -              -               -       3,723,402
         4,862           2,881             942           2,706             536        117,545               -       1,969,251
        16,703          12,352           2,401           7,538             514       (878,718)              -               -
  ------------    ------------    ------------    ------------    ------------   ------------    ------------    ------------

       190,141          70,663          12,850          71,385         872,120       (761,173)              -      18,140,974


             -               -               -               -               -              -      (1,817,226)      1,647,445
        39,746          23,356           5,094          13,038           3,377              -         333,336       1,131,147
  ------------    ------------    ------------    ------------    ------------   ------------    ------------    ------------

        39,746          23,356           5,094          13,038           3,377              -      (1,483,890)      2,778,592
  ------------    ------------    ------------    ------------    ------------   ------------    ------------    ------------

       229,887          94,019          17,944          84,423         875,497       (761,173)     (1,483,890)     20,919,566


        23,872           5,789           7,572           9,143           3,289        (78,174)              -      22,996,544
         1,882          16,238             485           6,709             712       (880,424)              -               -
             -               -              57               -               -        229,117               -         434,266
  ------------    ------------    ------------    ------------    ------------   ------------    ------------    ------------

        25,754          22,027           8,114          15,852           4,001       (729,481)              -      23,430,810
  ------------    ------------    ------------    ------------    ------------   ------------    ------------    ------------


       204,133          71,992           9,830          68,571         871,496        (31,692)     (1,483,890)     (2,511,244)

           (84)              -               -             (14)              -              -               -        (160,403)
     9,179,629       6,658,240       1,028,885       2,953,013         113,071       (148,887)              -               -
  ------------    ------------    ------------    ------------    ------------   ------------    ------------    ------------

     9,383,678       6,730,232       1,038,715       3,021,570         984,567       (180,579)     (1,483,890)     (2,671,647)


             -               -               -               -               -      1,823,586       3,521,764     142,971,324
  ------------    ------------    ------------    ------------    ------------   ------------    ------------    ------------

     9,383,678       6,730,232       1,038,715       3,021,570         984,567      1,643,007       2,037,874     140,299,677
  ============    ============    ============    ============    ============   ============    ============    ============

                         RUBBERMAID RETIREMENT PLAN FOR
                        COLLECTIVELY-BARGAINED ASSOCIATES

                          Notes to Financial Statements

                           December 31, 1997 and 1996



(1)    Description of the Plan
       -----------------------

       This Plan covers collectively-bargained associates located at the Wooster, Ohio facility and participates in the Rubbermaid Master Trust as set forth in the Master Trust agreement.

       The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

       (a)    General
              -------

              The Plan is a defined contribution profit sharing plan with a 401(k) feature. Participation in the Plan begins on January 1 coincident with or following an associate's date of hire. Participation in the Plan is restricted to collectively-bargained associates located at the Wooster, Ohio facility. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       (b)    Contributions
              -------------

              Annually, the Company contributes to the Plan for the Plan Year an amount equal to 6 percent of the eligible compensation paid to its employees during the Plan Year. A participant must be employed by the Company at the end of the Plan year and complete at least 1,000 hours during the Plan year in order to be eligible to receive a Company contribution, subject to limited exceptions.

              In addition, the Company pays out to each employee up to 12 percent of their eligible compensation for the quarter, determined in accordance with the terms of the collective bargaining agreement between the Company and the United Steelworkers of America, Rubber/Plastic Industry Conference, Local No. 302L. The quarterly cash payout is based on the attainment of plant performance goals and can be paid out in cash or deferred, as a 401(k) contribution, to the participant's account in the Plan.

       (c)    Participant Accounts
              --------------------

              Separate accounts are maintained for each participant. Contributions are invested, as instructed by the participants, in one or more of the available investment funds. Each participant's account is credited with the employee's contribution, if any, and an allocation of the Company's contribution, Plan earnings, and forfeitures of terminated participants' nonvested accounts.

       (d)    Vesting
              -------

              Participants are vested 100 percent in the portion of their accounts attributable to 401(k) contributions plus earnings. Vesting in the remainder of their accounts is based upon a seven-year graduated vesting schedule. A participant becomes fully vested after completing seven years of vesting service. Upon death, disability, or attainment of age 65, participants become fully vested.
                                                                     (Continued)

                         RUBBERMAID RETIREMENT PLAN FOR
                        COLLECTIVELY-BARGAINED ASSOCIATES

                          Notes to Financial Statements

       (e)    Investments
              -----------

              All investments are participant-directed, and participants may elect to invest their account in the Plan in one or more of the eight investment funds held by the Plan. Currently, the available investment funds include: (a) Stable Value Fund, comprised primarily of guaranteed principal and interest contracts with major financial institutions and insurance companies; (b) Spartan U.S. Equity Index Fund, which invests primarily in the 500 companies that comprise the Standard & Poor's 500 and in other securities that are based on the value of the index; (c) Fidelity Puritan Fund, which invests in a broadly diversified portfolio of high-yielding equity and debt securities; (d) Fidelity Magellan Fund, which invests primarily in equity securities of domestic, foreign, and multinational issuers of all sizes that offer potential for growth; (e) Fidelity Contrafund, which invests mainly in equity securities of companies that are undervalued or out-of-favor; (f) Fidelity Small Cap Selector Fund, which invests mainly in equity securities of companies with small market capitalizations that are determined to be undervalued compared to others in their industries; (g) Fidelity Diversified International Fund, which invests mainly in foreign equity securities that are determined to be undervalued compared to others in their industries and countries; and (h) Rubbermaid Unitized Stock Fund, which invests in common stock of Rubbermaid Incorporated.

              For investment purposes only, investments of the Plan are commingled with the investments of the Rubbermaid Retirement Plan. Collectively, such funds comprise the Rubbermaid Master Trust (Master Trust) with Fidelity Management Trust Company as the trustee. Allocation of the Master Trust investments and income among plans is determined on the basis of the value of the participant accounts attributed to each plan.

       (f)    Payment of Benefits
              -------------------

              A participant is eligible to receive a distribution upon termination of employment, in either a lump-sum cash payment equal to the value of his or her vested account or periodic payments in such amounts as elected by the participant (subject to provisions of the Plan). The amount to be paid shall not exceed the participant's vested interest.

       (g)    Participant Loans
              -----------------

              Loans of up to 50 percent of the vested portion of the participant's individual account may be obtained for qualified participants. The maximum loan permissible is generally the lesser of $50,000 or one-half of the participant's vested balance.

                                                                     (Continued)

                         RUBBERMAID RETIREMENT PLAN FOR
                        COLLECTIVELY-BARGAINED ASSOCIATES

                          Notes to Financial Statements


(2)    Significant Accounting Policies
       -------------------------------

       (a)    Basis of Presentation
              ---------------------

              The accompanying financial statements have been prepared on the accrual basis of accounting.

       (b)    Investment Valuation and Income Recognition
              -------------------------------------------

              Unrealized appreciation or depreciation, equal to the difference between the cost and the market value of investments at the applicable valuation date, is recognized in determining the value of participant accounts. The excess (deficiency) of net proceeds over market value calculation methodology is based on the revalued cost of assets instead of historical cost. The revalued cost is the market value of an asset at the beginning of the Plan year or at the time of purchase during the year.

              The Plan's investments are stated at fair value except for the guaranteed principal and interest contracts included in the Stable Value Fund, which are stated at contract value (see note 2[c]). Purchases and sales of securities are recorded on a trade date basis.

       (c)    Guaranteed Principal and Interest Contracts
              -------------------------------------------

              The Master Trust has guaranteed principal and interest contracts with major financial institutions and insurance companies, as discussed in note 5. These investments are part of the Stable Value Fund at December 31, 1997 and 1996. These contracts are included in the financial statements at contract value, as noted above, because they are fully benefit-responsive.

       (d)    Payment of Benefits
              -------------------

              Benefits are recorded when paid.

       (e)    Administrative Expenses
              -----------------------

              All normal costs and expenses of administering the Plan and Trust are paid by the Plan. Any cost resulting from a participant obtaining a loan may be borne by such participant or charged to the participant's individual account.

       (f)    Use of Estimates
              ----------------

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in assets available for benefits during the reporting period. Actual results could differ from those estimates.

                                                                     (Continued)

                         RUBBERMAID RETIREMENT PLAN FOR
                        COLLECTIVELY-BARGAINED ASSOCIATES

                          Notes to Financial Statements

(3)    Plan Termination
       ----------------

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts, and the Trustee shall distribute the assets in accordance with the terms of the Plan and the trust agreement.

(4)    Tax Status
       ----------

       The Internal Revenue Service has determined and informed the Company by letter dated November 20, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Therefore, no provision for income taxes has been included in the Plan's financial statements. As described in note 6, the Plan was amended effective January 1, 1997. The plan administrator and the Plan's tax counsel do not believe that this amendment will have any negative impact on compliance with the applicable requirements of the IRC.

(5)    Master Trust Financial Information
       ----------------------------------

       As described in note 1(e), all of the Plan's investments are contained in a Master Trust along with a portion of the investments of the Rubbermaid Retirement Plan. The Master Trust fund assets at December 31, 1997 and 1996, are as follows:

                                                              1997                             1996
                                                    -------------------------       --------------------------
                                                                      Plan's                           Plan's
                                                                   Percentage                       Percentage
                                                    Market          Interest        Market           Interest
                                                    Value           (Rounded)       Value            (Rounded)
                                                    ------         ----------       ------          ----------

       Equity Index Fund                         $          -                     31,823,616             100%
       Fixed Income Fund                                    -                      3,863,162             100
       Stable Value Fund                          210,402,030             29%    305,726,826              33
       Stock Fund                                           -                      1,728,946             100
       Spartan U.S. Equity Index Fund             105,294,786             44               -
       Fidelity Puritan Fund                       21,806,761             35               -
       Fidelity Magellan Fund                      26,393,970             36               -
       Fidelity Contrafund                         25,337,061             27               -
       Fidelity Small Cap Selector Fund             8,764,941             12               -
       Fidelity Diversified International Fund      9,583,013             32               -
       Rubbermaid Unitized Stock Fund               9,212,167             11               -
       Loan Fund                                    9,293,110             18       1,823,586             100
                                                 ------------                   ------------

       Total investments held by
         the Master Trust fund                   $426,087,839             32%    344,966,136              40%
                                                 ============                   ============

                                                                     (Continued)

                         RUBBERMAID RETIREMENT PLAN FOR
                        COLLECTIVELY-BARGAINED ASSOCIATES

                          Notes to Financial Statements


       The Master Trust has investment contracts with major financial institutions and insurance companies with respect to the Stable Value Fund. Fidelity Management Trust Company maintains the contributions in a pooled account. The account is credited with actual earnings on the underlying investments and charged for Plan withdrawals and administration expenses charged by Primco, the investment manager. The contract is included in the financial statements at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise. At December 31, 1997 and 1996, the fair value of the guaranteed principal and interest contracts of the Rubbermaid Retirement Plan for Collectively-Bargained Associates was $17,873,425 and $52,740,788, respectively, and the corresponding contract value was $17,805,424 and $52,571,322, respectively. Both the average yield and the crediting interest rate were 6.03 percent as of December 31, 1997 and were 6.52 percent as of December 31, 1996.

       During 1996, the Master Trust comprised all investments of the Plan commingled with the Stable Value Fund of the Rubbermaid Retirement Plan. National City Bank remained trustee of the Master Trust at December 31, 1996. On September 1, 1997, all investments in the Plan and the Stable Value Fund of the Rubbermaid Retirement Plan were transferred to Fidelity Management Trust Company. Investments of the Plan are commingled with all investments of the Rubbermaid Retirement Plan and included in the Master Trust at December 31, 1997.

                                                                     (Continued)

                         RUBBERMAID RETIREMENT PLAN FOR
                        COLLECTIVELY-BARGAINED ASSOCIATES

                          Notes to Financial Statements



       A summary of Master Trust investment activity is as follows:

                                                                                        Spartan
                         Equity           Fixed          Stable                       U.S. Equity       Fidelity
                          Index           Income         Value            Stock          Index           Puritan
                          Fund             Fund          Fund             Fund           Fund             Fund
                      ------------    ------------    ------------    ------------    ------------    ------------
Balance at
  December 31, 1996   $ 31,823,616       3,863,162     305,726,826       1,728,946               -               -

Contributions:
  Employer                 777,152         244,384       5,640,103          22,702       1,601,648         469,879
  Participants             104,007           4,051       2,791,553           1,592       1,866,680         671,115
Net appreciation
  (depreciation) in
  fair value             7,949,708          20,643       6,093,312        (686,919)     17,074,352       1,273,039
Dividends                        -         171,935       4,299,640          28,926       1,903,418       1,388,924
Interest                    11,725           1,705       5,393,533             613         154,535          38,765
Loan repayments            171,453          15,033       1,784,601             662         693,067         148,628
Benefit payments        (2,413,794)        (67,168)    (45,838,418)       (138,923)     (5,235,225)       (718,941)
Loan disbursements        (330,258)        (29,549)     (3,012,159)        (17,731)       (962,302)       (162,267)
Interfund              (37,943,462)     (4,206,242)    (71,192,238)       (935,443)     35,648,210      18,894,587
Transfers                 (102,782)         (8,292)       (660,740)         (2,899)       (841,604)       (258,573)
Other                      (47,365)         (9,662)       (623,983)         (1,526)     53,392,007          61,605
                      ------------    ------------    ------------    ------------    ------------    ------------

Balance at
  December 31, 1997     $        -               -     210,402,030               -     105,294,786      21,806,761
                      ============    ============    ============    ============    ============    ============

                                                                       Fidelity
                                                       Fidelity       Diversified     Rubbermaid
                        Fidelity                       Small Cap        Inter-         Unitized
                        Magellan        Fidelity       Selector         national         Stock            Loan
                          Fund         Contrafund        Fund            Fund            Fund             Fund           Totals
                      ------------    ------------    ------------    ------------    ------------    ------------    ------------

Balance at
  December 31, 1996   $          -               -               -               -               -       1,823,586     344,966,136

Contributions:
  Employer                 654,662         653,268         246,520         350,574         180,566               -      10,841,458
  Participants             964,069       1,022,285         365,534         492,510         216,421               -       8,499,817
Net appreciation
  (depreciation) in
  fair value             1,411,014         486,020         616,283         468,313       6,051,860               -      40,757,625
Dividends                1,427,844       2,340,217         603,028         354,438          (3,356)              -      12,515,014
Interest                    58,344          46,398          17,042          24,232           9,856         117,545       5,874,293
Loan repayments            244,642         196,570          71,621         101,534          43,600      (3,471,411)              -
Benefit payments        (1,122,056)       (845,155)       (391,895)       (517,159)       (595,828)     (1,185,025)    (59,069,587)
Loan disbursements        (268,997)       (284,669)        (62,787)       (114,720)        (79,759)      5,325,198               -
Interfund               23,184,698      21,967,459       7,393,769       8,547,719      (1,210,170)       (148,887)              -
Transfers                 (256,993)       (342,777)       (125,592)       (171,569)      1,153,249         (40,528)     (1,659,100)
Other                       96,743          97,445          31,418          47,141       3,445,728       6,872,632      63,362,183
                      ------------    ------------    ------------    ------------    ------------    ------------    ------------

Balance at
  December 31, 1997   $ 26,393,970      25,337,061       8,764,941       9,583,013       9,212,167       9,293,110     426,087,839
                      ============    ============    ============    ============    ============    ============    ============

                                                                     (Continued)

                         RUBBERMAID RETIREMENT PLAN FOR
                        COLLECTIVELY-BARGAINED ASSOCIATES

                          Notes to Financial Statements

(6)    Plan Amendment
       --------------

       Effective January 1, 1997, the Plan was amended to provide a Company contribution equal to 6 percent of the eligible compensation paid to its employees during the Plan Year (see footnote 1[b]). Additionally, the Company will make quarterly cash payouts to each employee up to 12 percent of such employee's compensation for the quarter, which may be deferred into the Plan (see footnote 1[b]).